October 31, 2024

Robert Augustin

Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	NewGenIvf Group Limited

Amendment No. 3 to Registration Statement on Form F-1

Filed October 25, 2024

File No. 333-281964

Dear Mr. Augustin:

NewGenIvf Group Limited (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated October 31, 2024 relating to the Company’s filing on October 25, 2024 of its amended registration statement on Form F-1 (the “Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing an amendment to the Registration Statement (such amendment, “Amendment No. 4”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 4.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Amendment No. 3 to Registration Statement on Form F-1, filed on October 25, 2024

Cover Page

1. We note your revised disclosure in response to prior comment 1 and reissue it in part. Please revise your cover page to disclose the date that your common stock may be delisted by Nasdaq for failing to comply with the minimum market value of listed securities and minimum market value of publicly held shares set forth in Nasdaq Listing Rules 5450(b)(2)(A) and 5450(b)(2)(C), respectively.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure on the cover page of Amendment No. 4, which now includes the date that the Company’s common stock may be delisted by Nasdaq for failing to comply with the minimum market value of listed securities and minimum market value of publicly held shares set forth in Nasdaq Listing Rules 5450(b)(2)(A) and 5450(b)(2)(C), respectively.

Exhibits

2. We note your response to prior comment 3 and reissue it. We note the consent of OneStop Assurance PAC filed as Exhibit 23.2 “consent[s] to the incorporation” of their report dated August 16, 2024, that was filed with the Commission on August 20, 2024. We note that their reference to the report filed with the Commission on August 20, 2024 relates to your Annual Report on Form 20-F. Please revise this consent so that OneStop consents to inclusion of its report rather than incorporating by reference to the 20-F filed on August 20, 2024.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised consent of OneStop filed as Exhibit 23.2, which now states that OneStop consents to inclusion of its report dated August 16, 2024.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 398-1493 or by email at dmocasio@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Darrin M. Ocasio, Esq.
Darrin M. Ocasio, Esq.